1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

JAMES CATANO james.catano@dechert.com +1 202 261 3376 Direct +1 202 261 3333 Fax

August 10, 2016

VIA EDGAR

Kathryn Sabo

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Guardian Variable Products Trust

File Nos. 333-210205; 811-23148

Dear Ms. Sabo:

We are writing on behalf of Guardian Variable Products Trust (the “Registrant”) in response to comments that you provided to me via a telephone conversation on June 3, 2016 with respect to Pre-Effective Amendment No. 1 under the Securities Act of 1933, as amended, and Amendment No. 1 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s registration statement on Form N-1A filed on May 31, 2016 (the “Registration Statement”). The Registration Statement was filed to register the following initial series of the Registrant: Guardian Diversified Research VIP Fund; Guardian Growth & Income VIP Fund; Guardian Integrated Research VIP Fund; Guardian International Growth VIP Fund; Guardian International Value VIP Fund; Guardian Large Cap Disciplined Growth VIP Fund; Guardian Large Cap Disciplined Value VIP Fund; Guardian Large Cap Fundamental Growth VIP Fund; Guardian Mid Cap Traditional Growth VIP Fund; Guardian Mid Cap Relative Value VIP Fund; and Guardian Core Plus Fixed Income VIP Fund.

For convenience, we have restated your comments below, followed by the Registrant’s responses. Undefined capitalized terms used below have the same meaning as in the Registration Statement.

Summary Prospectus – Principal Investment Strategies

Comment 1: With respect to the Guardian International Growth VIP Fund, please disclose with more specificity the Fund’s principal investment strategies as they relate to the Fund’s name.

Kathryn Sabo August 10, 2016 Page 2

Response 1: The Registrant has incorporated this comment by revising the Fund’s principal investment strategies as follows:

The Fund invests ~~mainly~~ primarily in equity securities of foreign companies, including foreign subsidiaries of U.S. companies.

Summary Prospectus – Principal Investment Risks

Comment 2: With respect to the Guardian International Growth VIP Fund and the Guardian Core Plus Fixed Income VIP Fund, please include a summary principal risk to correspond with each type of derivative instrument identified in the Fund’s principal investment strategies.

Response 2: The Registrant has incorporated this comment.

Prospectus – Additional Information About the Funds

Comment 3: In the section of the Prospectus entitled “Additional Information About the Funds,” please confirm supplementally the circumstances in which a Fund will not consider the investment policies and/or principal investment strategies of the underlying funds in which the Fund invests for purposes of determining compliance with the Fund’s 80% policy. Please consider revising the disclosure to more clearly reflect these circumstances.

Response 3: The Registrant confirms that the investment policies and/or principal investment strategies of the underlying funds in which a Fund may invest from time to time will be considered for each Fund that has a name (and corresponding 80% investment policy) that is subject to Rule 35d-1 under the 1940 Act. In response to this comment, the Registrant has revised the applicable disclosure to more clearly reflect these circumstances.

Representations

The Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kathryn Sabo August 10, 2016 Page 3

We believe that the foregoing has been responsive to your comments. Please contact the undersigned at (202) 261-3376 or james.catano@dechert.com if you wish to discuss this correspondence further.

Sincerely,

/s/ James V. Catano
James V. Catano

cc:	Richard T. Potter, The Guardian Life Insurance Company of America

Kathleen M. Moynihan, The Guardian Life Insurance Company of America

Jeffrey S. Puretz, Dechert LLP